P.O. BOX 55909 BOSTON, MA 02205-5909
Filed by Griffin-American Healthcare REIT II, Inc.
Commission File No. 000-54371
Pursuant to Rule 425 Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-6
Under the Securities Exchange Act of 1934
Subject Company: Griffin-American Healthcare REIT II, Inc.
Commission File No. 000-54371

November 20, 2014
This filing relates to the proposed merger of Griffin-American Healthcare REIT II, Inc., a Maryland corporation (“GAHR II”), and NorthStar Realty Finance Corp., a Maryland corporation (“NorthStar”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of August 5, 2014, by and among GAHR II, Griffin-American Healthcare REIT II Holdings, LP, a Delaware limited partnership (“GAHR II Operating Partnership”), NorthStar, NRF Healthcare Subsidiary, LLC, a Delaware limited liability company (“NorthStar Merger Sub”), and NRF OP Healthcare Subsidiary, LLC, a Delaware limited liability company (“NorthStar Partnership Merger Sub”).

Reference Number:

ACTION REQUESTED – PLEASE VOTE!

RE: Griffin-American Healthcare REIT II, Inc. Special Meeting to Approve Proposed Merger

Dear Stockholder:

You recently received proxy materials regarding a very important matter that requires your attention related to your investment in Griffin-American Healthcare REIT II, Inc. Your vote is important in this proxy vote process and the scheduled stockholder meeting on November 28, 2014 is quickly approaching. If we do not obtain enough votes to conduct the meeting, we will have to adjourn and continue to request stockholder participation to reach the required quorum.

Our records indicate that we have NOT received your vote.

To cast your vote at your earliest convenience and eliminate additional communications on this matter, please call 1-855-844-8650 (toll-free) between 9:00 a.m. and 10:00 p.m. Eastern Time, Monday through Friday, and 10:00 a.m. to 6:00 p.m. Eastern Time on Saturday. During this brief call, you will be speaking with a representative of Boston Financial Data Services, the firm assisting Griffin-American Healthcare REIT II, Inc. in the effort of gathering votes. At the time of the call, you will be asked for the reference number above in order to locate your voting record. The representative will not have access to your confidential information and the telephone line is also recorded for your protection.

Griffin-American Healthcare REIT II, Inc. has carefully evaluated the proposals and believes the approval of each proposal is in the best interest of stockholders.

We appreciate your voting. Thank you for investing with Griffin-American Healthcare REIT II, Inc.

Sincerely,

Jeffrey T. Hanson
Chief Executive Officer and Chairman of the Board
Griffin-American Healthcare REIT II, Inc.

Additional Information and Where You Can Find It
On October 29, 2014, Griffin-American Healthcare REIT II, Inc. (“GAHR II”) filed a proxy statement/prospectus in connection with the merger. Investors and GAHR II’s stockholders are urged to read carefully the proxy statement/prospectus and other relevant materials because they contain important information about the merger. Investors and stockholders may obtain free copies of these documents and other documents filed by GAHR II with the SEC through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by GAHR II by going to GAHR II’s corporate website at www.HealthcareREIT2.com or by sending a written request to GAHR II at 18191 Von Karman Avenue, Suite 300, Irvine, California, Attention: Investor Relations. Investors and security holders are urged to read the proxy statement/prospectus and the other relevant materials before making any voting decision with respect to the Merger.

GAHR II and certain of its directors, executive officers and other members of management and employees may, under the rules of the SEC, be deemed to be “participants” in the solicitation of proxies from stockholders of GAHR II in favor of the proposed merger. A description of any interests that GAHR II’s officers and directors have in the merger is available in the proxy statement/prospectus. These documents are available free of charge at the SEC’s website at www.sec.gov or by going to GAHR II’s corporate website at www.HealthcareREIT2.com.